UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2015

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file Number 1-12804

MOBILE MINI, INC. PROFIT SHARING PLAN AND TRUST

(Full title of the Plan)

MOBILE MINI, INC.

(Name of the issuer of the securities held pursuant to the Plan)

4646 E. VAN BUREN, SUITE 400

PHOENIX, ARIZONA 85008

(Address of principal executive office of the issuer)

MOBILE MINI, INC.

PROFIT SHARING PLAN AND TRUST

Financial Statements

And

Supplemental Schedule

December 31, 2015 and 2014

ii

MOBILE MINI, INC.

PROFIT SHARING PLAN AND TRUST

*

Other Schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

iii

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee and Administrative Committee of

MOBILE MINI, INC. PROFIT SHARING PLAN AND TRUST

We have audited the accompanying statements of net assets available for benefits of the Mobile Mini, Inc. Profit Sharing Plan and Trust (the "Plan") as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the year ended December 31, 2015.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2015, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.   The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we have evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As further discussed in Note 2, the Plan adopted Accounting Standards Update (“ASU”) No. 2015-12 as of December 31, 2015 and 2014 and for the year ended December 31, 2015. Our opinion is not modified in respect to this matter.

/s/ Mayer Hoffman McCann P.C.

Phoenix, Arizona

June 23, 2016

MOBILE MINI, INC.

PROFIT SHARING PLAN AND TRUST

Statements of Net Assets Available for Benefits

As of December 31, 2015 and 2014

	2015	2014
Assets
Cash	$10,492,656	$-
Investments at fair value	2,054,492	13,723,902
Notes receivable from participants	298,737	398,661
Total assets	12,845,885	14,122,563
Liabilities
Excess employee deferrals	(37,336)	(35,661)
Net assets available for benefits	$12,808,549	$14,086,902

The accompanying notes are an integral part of these statements

MOBILE MINI, INC.

PROFIT SHARING PLAN AND TRUST

Statement of Changes in Net Assets Available for Benefits

for the Year Ended December 31, 2015

Additions to net assets attributed to:
Contributions:
Participant	$1,578,675
Rollovers	186,399
Employer	207,840
Total contributions	1,972,914
Interest income on notes receivable from participants	13,057
Investment income:
Net depreciation in fair value of investments	(1,281,873)
Interest and dividends	671,450
Total investment loss	(610,423)
Other Income	58,121
Total additions	1,433,669
Deductions from net assets attributed to:
Benefits paid to participants	2,704,326
Administrative fees	7,696
Total deductions	2,712,022
Net decrease in net assets available for benefits	(1,278,353)
Net assets available for benefits:
Beginning of year	14,086,902
End of year	$12,808,549

The accompanying notes are an integral part of these statements

MOBILE MINI, INC.

PROFIT SHARING PLAN AND TRUST

Notes to Financial Statements

Note 1 – Plan Description

The following brief description of the Mobile Mini, Inc. Profit Sharing Plan and Trust (the “Plan”).  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General  The Plan is a defined contribution plan which was originally adopted by Mobile Mini, Inc. (the “Company” or “Plan Sponsor”) in 1994 under the provisions of Section 401(a) of the Internal Revenue Code (the “IRC”), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC, for the benefit of the eligible employees of the Company.  Participation in the Plan is open to all eligible employees of the Company (individually, “Participant” and collectively, “Participants”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Participants may apply to withdraw their 401(k) contributions in the event of Participant is over age 59-1/2, or apply for loan when the Participant has a financial hardship as stipulated in the Plan provisions. Only funds from an active employee’s other investment options (not Company stock in the Plan) can be used to provide the funds for the loan or withdrawal.

Trustee In 2015 the Plan had engaged Capital Bank & Trust (the “Trustee” or “CB&T”) as Trustee and Custodian to the Plan. The Plan had engaged Capital Research and Management Company to provide recordkeeping, custodial and administrative services to the Plan, and all Plan assets are held in trust with the Trustee. In anticipation of transferring the Plan assets to a new trustee, Wells Fargo Bank, N.A. (“Wells Fargo”) in 2016, the Plan’s investments except common stock were liquidated on December 31, 2015 and the resulting cash was held in a non-interest bearing cash account as of December 31, 2015. All Plan assets were held by CB&T as of December 31, 2015. The cash and common stock were transferred to the new trustee Wells Fargo on January 4, 2016 and was subsequently allocated to participant accounts and re-invested in funds offered by Wells Fargo. For those Participants that did not make fund selections prior to the Plan transfer to Wells Fargo, the Participants’ accounts were invested in target date funds based on the age and estimated retirement date of the Participant.

Eligibility  In 2015 employees were eligible to participate in the Plan with Participant elective deferrals upon meeting the following criteria:  (1) completed 30 days of employment to participate in the Plan on the first day of the following month and (2) having attained age 21. In 2015 employees were eligible for the Company additional discretionary profit sharing contribution and the Company discretionary match upon meeting the following criteria:  (1) one year of service and (2) having attained age 21. Generally employees of acquired companies, who meet the eligibility requirements of the Plan, may participate immediately upon acquisition. There were 526 and 480 active Participants in the Plan as of December 31, 2015 and 2014 respectively.

MOBILE MINI, INC.

PROFIT SHARING PLAN AND TRUST

Notes to Financial Statements

Note 1 – Plan Description (continued)

Contributions  Participants may contribute a fixed amount or a percentage of their annual compensation on a before-tax basis, provided the amounts do not exceed the annual limit imposed by the Internal Revenue Service (“IRS”). Such contributions are withheld by the Company from each Participant’s compensation and deposited with the Trustee to be applied to the appropriate fund in accordance with the Participant’s directives. The Company may provide a discretionary match to eligible Participant’s contributions. In 2015, the company matched 25% of the Participant’s contribution up to an annual maximum of $1,000.The discretionary match is Participant directed and is deposited to the Participants account on a bi-weekly basis. At its sole discretion, the Company can make an additional discretionary profit sharing contribution to Participants who are employed by the Company on the last day of the Plan year or have more than 500 hours of service for the Plan year. There was no discretionary profit sharing contribution in 2015. Participant and Company contributions made on behalf of highly compensated employees may be limited pursuant to non-discrimination rules set forth in the Plan document and the applicable IRC.

Participant Accounts  In 2015, separate accounts were maintained for each Participant. Each Participant’s 401(k) account is credited with the Participant’s contribution and rollovers, the Company’s matching contributions and any allocation of the Company discretionary contributions. Plan earnings are allocated to each Participant’s account in proportion to the average daily balance in each fund option.

Vesting  In 2015, Participants in the Plan are 100% vested at all times with respect to their own contributions to the Plan and the earnings thereon. With respect to Company contributions and the earnings on those contributions, the vesting schedule is based on each Participant’s length of employment with the Company, with 20% vesting per year of service increasing to 100% vested at the end of the fifth year of service.

Forfeitures Upon a Participant’s termination, the unvested portion of the Participant’s profit sharing account is forfeited. Forfeited non-vested accounts totaled $11,971 and $9,406 at December 31, 2015 and 2014. During 2015, $7,696 of forfeited non-vested account was used to pay administrative expenses.

Administration  The Plan is sponsored by the Company. Operating and administrative expenses incurred in the administration of the Plan are the responsibility of the Plan, unless assumed by the Company. At times, administrative expenses may be paid through forfeited unvested accounts.

Distributions  Vested benefits are distributed to Participants upon any of the following: (1) termination of employment with the Company; (2) retirement and in-service distributions upon or following age 59 1/2;

(3) financial hardship as stipulated in the Plan provisions; and (4) disability or death. Vested benefits are distributed to Participants (or the designated beneficiary) in a lump-sum payment or installment payments. Distributions from the Plan will normally be taxed as ordinary income for income tax purposes, unless the Participant (or the designated beneficiary) elects to rollover his or her distributions into an Individual Retirement Account or another qualified employer plan.

MOBILE MINI, INC.

PROFIT SHARING PLAN AND TRUST

Notes to Financial Statements

Note 1 – Plan Description (continued)

Notes Receivable from Participants  The Plan allows Participants to obtain loans of their vested account balances, the amounts of which are subject to specific limitations set forth in the Plan document and the Code. Notes receivable from Participants as of December 31, 2015 and 2014 represent the aggregate amount of principal and accrued interest outstanding on such loans at each year-end. The loans are secured by the vested balance in the Participant’s account. As of December 31, 2015, the term of loan repayments ranges up to fifteen years and loans bear interest of 4.25%. Principal and interest are paid ratably through payroll deductions.

Amendment and Termination of the Plan  The Company anticipates that the Plan will continue without interruption; the Company, however, reserves the right to amend or terminate the Plan. No amendment or termination may deprive any person of rights accrued prior to the enactment of such an amendment or termination.  No amendment shall permit any part of the assets of the Plan to revert to the Company or be used or diverted for purposes other than for the exclusive benefit of the Participants. If the Plan should be terminated or partially terminated, the amount in each Participant’s account as of the date of such termination (after proper adjustment for all expenses, earnings and allocations) becomes fully vested and non-forfeitable. Such amounts are distributable by the Trustee to the Participants.

Note 2 - Significant Accounting Policies

Method of Presentation  The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America (“GAAP”). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at December 31, 2015 and 2014 and the reported amounts of additions to and deductions from net assets for the year ended December 31, 2015. Actual results could differ from those estimates.

Risks and Uncertainties  The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the general level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investments could occur and that such changes could materially affect Participants’ account balances and the amounts reported in the statements of net assets available for benefits. These and other economic events may have a significant adverse impact on investment portfolios in the near term.

Investment Valuation  Investments in the various investment funds were reported at fair value as measured by CB&T based on net asset value of shares held by the Plan at Year-end of 2014. As described in Note 1, the Plan’s investments except common stock, were liquidated on December 31, 2015 and the resulting cash was held in a non-interest bearing cash account as of December 31, 2015. As a result, the Plan did not hold any investments except common stock as of December 31, 2015. The cash and common stock were transferred to Wells Fargo on January 4, 2016 and were subsequently allocated to participant accounts and re-invested in funds offered by Wells Fargo.

MOBILE MINI, INC.

PROFIT SHARING PLAN AND TRUST

Notes to Financial Statements

Note 2 - Significant Accounting Policies (continued)

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Net Depreciation in Fair Value  The Plan presents in the statement of changes in net assets available for benefits the net depreciation in the fair value of its investments. Net depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Benefits  Benefits are recorded when paid.

Impact of Recently Issued Accounting Standards   In July 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2015-12, simplifying certain aspects of employee benefit plan accounting. The changes includes the following:

Part I: Elimination of the requirement to measure the fair value of fully benefit-responsive investment contracts and provide certain disclosures. Contract value is the only required measure for fully benefit-responsive investment contracts.

Part II: Elimination of the requirement to disclose individual investments that represent 5 percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type.

Part III: Simplification of the level of disaggregation of investments that are measured using fair value. Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to disaggregate investments by nature, characteristics and risks. Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset. As of December 31, 2015, Part III is not applicable to the Plan.

The standard is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. Parts I and II are to be applied retrospectively. Management has elected to adopt Parts I and II early. This adoption did not have any material impact on 2014 and 2015 financial statements presented.

MOBILE MINI, INC.

PROFIT SHARING PLAN AND TRUST

Notes to Financial Statements

Note 3 – Fair Value Measurements

FASB Accounting Standards Codification (“ASC”) 820 Fair Value Measurement and Disclosures establishes a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2

Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; inputs that are derived principally from or collaborated by observable market data by correlation or other means.  If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes to methodologies used at December 31, 2015 and 2014. However, as noted previously, at December 31, 2015 the Plan did not hold any investments except common stock.

Common stock:	Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual Funds:	Valued at the net asset value (“NAV”) of shares held by the Plan at year end based on readily determinable fair values, which are published daily and are the basis for current transactions.

Collective trust:

The Trust holds synthetic guaranteed investment contracts (“synthetic GICs”). Synthetic GICs are portfolios of securities (debt securities or units of collective trusts) owned by the Trust with wrap contracts associated with the portfolios. The value of debt securities and units of collective trusts are described below. The fair value of wrap contracts is determined by the Company based on issuer ratings determined by reference to credit ratings published by rating agencies and on the change in the present value of each contract’s replacement cost. In order to reflect investment contracts at contract value, an adjustment from net assets at fair value to contract value is reflected in the accompanying statements of net assets available for benefits.

MOBILE MINI, INC.

PROFIT SHARING PLAN AND TRUST

Notes to Financial Statements

Note 3 – Fair Value Measurements (continued)

Short-term securities are stated at amortized cost (which approximates market value) if maturity is 60 days or less at the time of purchase, or at market value if maturity is greater than 60 days. Investments in units of affiliated and unaffiliated collective trusts are valued at the respective net asset values as reported by such trusts.

Market value of debt securities is determined using valuations provided by an independent pricing service approved by the Company. If valuations are not available from such pricing services, valuations are obtained from dealers making a market for such securities.

The Plan has invested in the INVESCO Stable value fund “a collective trust” which seeks preservation of principal and interest income reasonably obtained under prevailing market conditions and rates, consistent with seeking to maintain required liquidity. The collective trust has no unfunded commitments and can be redeemed daily with no redemption notice period or other redemption restrictions. The fixed income portions of the collective trust provide a steady return with medium volatility and assists with capital preservation and income generation. The equity portion of the Plan’s collective trust investment has higher expected volatility and return than the fixed income investments.

The preceding methods described may produce a fair value calculation that may not be indicative of the net realizable value or reflective of future fair value. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market Participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

MOBILE MINI, INC.

PROFIT SHARING PLAN AND TRUST

Notes to Financial Statements

Note 3 – Fair Value Measurements (continued)

	Investments at Fair Value as of December 31, 2015
	Level 1	Level 2	Level 3	Total
Common stock:
Mobile Mini, Inc. Common Stock Fund	$2,054,492	$-	$-	$2,054,492

	Investments at Fair Value as of December 31, 2014
	Level 1	Level 2	Level 3	Total
Common stock:
Mobile Mini, Inc. Common Stock Fund	$2,914,656	$-	$-	$2,914,656
Mutual funds	9,157,807	-	-	9,157,807
Collective trust	-	1,651,439	-	1,651,439
Total investments at fair value	$12,072,463	$1,651,439	$-	$13,723,902

In 2014, all of the Plan’s investment funds are mutual funds except the Mobile Mini, Inc. Common Stock and INVESCO Stable Value Fund.

MOBILE MINI, INC.

PROFIT SHARING PLAN AND TRUST

Notes to Financial Statements

Note 4 – Investments

As described in Note 1, the Plan's investments except common stock were liquidated on December 31, 2015. Hence the Plan did not hold any investments except common stock as of December 31, 2015.

Investments consist of the following at December 31:

	2015	2014
INVESCO Stable Value Fund	$-	$1,651,439
American Balanced Fund	-	1,380,848
EuroPacific Growth Fund	-	1,270,631
Investment Company of America Fund	-	1,831,739
Growth Fund of America	-	2,230,720
Bond Fund of America	-	233,985
Legg Mason Batterymarch Emerging Mkts C	-	33,676
Perkins Mid Cap Value C	-	602,282
Victory Diversified Stock C	-	650,601
Capital World Growth and Income Fund	-	90,170
Income Fund of America	-	169,926
PIMCO Total Return C	-	69,094
Templeton Global Bond C	-	53,429
Target Date Retirement Series Fund	-	540,706
	-	10,809,246

Mobile Mini, Inc. Common Stock Fund:
Total Mobile Mini, Inc. Common Stock Fund	2,054,492	2,914,656

	$2,054,492	$13,723,902

MOBILE MINI, INC.

PROFIT SHARING PLAN AND TRUST

Notes to Financial Statements

Note 5 – Excess Employee Deferrals

The Plan failed to meet non-discrimination tests in accordance with the IRS regulations during the 2015 and 2014 Plan years, and it was determined certain Participants would be refunded a portion of their contributions.  The amounts accrued for at December 31, 2015 and 2014 and refunded in 2016 and 2015 were $37,336 and $35,661, respectively.

Note 6 – Tax Status of the Plan

The Plan is a non-standardized prototype plan developed by the Trustee of the Plan.  The Plan obtained its latest opinion letter on March 31, 2008, in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has been amended since receiving the opinion letter consisting primarily of changes to regulations.  However, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and that the Plan was qualified and the related trust remains tax-exempt at December 31, 2015.  Accordingly, no provision for income taxes has been made in the accompanying financial statements.

Note 7 – Parties in Interest

In 2015, certain investments of the Plan were shares of funds managed by the Trustee.  In addition, the Plan holds an investment in the Company’s common stock.  These transactions are considered exempt party-in-interest transactions. The administrative fees of $7,696 for the 2015 Plan year.

Note 8 – Subsequent Events

On January 4, 2016 two of our subsidiaries’ employees became part of the Plan. This added net investments of $6,731,870 to the Plan. Plan management has evaluated subsequent events through the date the financial statements of the Plan were issued.

SUPPLEMENTAL SCHEDULE

MOBILE MINI, INC.

PROFIT SHARING PLAN AND TRUST

Employer Identification Number 86-0748362

Plan Number 001

Schedule H, line 4(i); Schedule of Assets (Held at End of Year)

as of December 31, 2015

(a)	(b) Identity of issue,	(c) Description of investment,	(d) Cost	(e) Current
	borrower, lessor,	including maturity date,		Value
	or similar party	interest rate, collateral,
		par or maturity value
**	Mobile Mini, Inc.	Common stock of plan sponsor	***	$2,054,492

	Notes receivable from participants	Interest rate of 4.25%, maturity
		dates through April 2028, and
		collateralized by the
		participant's account balance		298,737
				$2,353,229

**	Investment qualifies as a party-in-interest to the Plan.

***	Investments are participant directed, therefore disclosure of cost is not required.

SIGNATURE

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

MOBILE MINI, INC. PROFIT SHARING PLAN AND TRUST

June 23, 2016	By:	/s/ Audra Taylor
Audra Taylor Vice President, Chief Accounting Officer of Mobile Mini, Inc.